02033166

5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Of the Securities Exchange Act of 1934

For the month of May, 2002

CANADA LIFE FINANCIAL CORPORATION
330 University Avenue
Toronto, Ontario
M5G 1R8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F _____ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

Canada Life™

1

Canada Life Financial Corporation

First Quarter Report to Shareholders for the Quarter ended March 31, 2002

Canada Life Reports a 21% Increase in First Quarter Earnings

Financial Highlights – Unaudited

(in millions of Canadian dollars except per share and percentage amounts)		2002		2001	% Change
PERFORMANCE MEASURES					
Common shareholders' net income	$	**120**	$	99	21
Basic and diluted earnings per common share	$	**0.75**	$	0.62	21
Book value per common share	$	**20.59**	$	18.88	9
12 month return on common shareholders' equity [1]		**11.5%**		13.5%	
MCCSR ratio [2]		**213%**		190%	
PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS					
General fund premiums	$	**1,317**	$	1,337	(1)
Segregated funds deposits		**905**		1,169	(23)
ASO premium equivalents and other deposits [3]		**614**		560	10
	$	**2,836**	$	3,066	(8)
ASSETS UNDER ADMINISTRATION					
General fund	$	**34,849**	$	33,493	4
Segregated funds		**23,005**		21,104	9
		57,854		54,597	6
Other assets [3]		**8,669**		8,202	6
	$	**66,523**	$	62,799	6

[1] Return on common shareholders' equity is calculated by dividing common shareholders' net income for the 12 months ended March 31 by the average shareholders' equity for the last 12 months ended March 31.

[2] Minimum Continuing Capital and Surplus Requirements (MCCSR) is calculated in accordance with capital standards set by the Company's primary regulator, the Office of the Superintendent of Financial Institutions, Canada.

[3] Other deposits are included in other assets administered by the Company on behalf of third parties and are not included in general or segregated funds of the Company.

May 2, 2002 (Toronto, Canada) – Canada Life Financial Corporation ("the Company") announced common shareholders' net income for the first quarter of $120 million, or $0.75 per common share. This compares with common shareholders' net income of $99 million, or $0.62 per common share, in the same quarter last year, representing a growth of 21% before taking into account the change relating to goodwill amortization noted below. Return on common shareholders' equity for the 12 months ended March 31, 2002 was 14.0%, excluding the provisions taken in 2001 for September 11, up from the 13.7% reported for the 12 months ended December 31, 2001 and the 13.5% reported in the same period last year. Including the provisions taken in 2001 for September 11, return on common shareholders' equity was 11.5% for the 12 months ended March 31, 2002. The growth in earnings is largely attributable to better mortality and morbidity experience, and effective expense management. As well, net income for the first quarter of 2002 did not include $6 million of goodwill amortization which has been eliminated effective January 1, 2002 as a result of changes to accounting standards. On a comparative basis, net income for 2002 was 15% higher then 2001.

At its meeting today, the Board of Directors approved a quarterly dividend of $0.15 per common share, payable June 28, 2002 to shareholders of record at the close of business on May 24, 2002.

www.canadalife.com

The Board of Directors also declared a dividend of $0.390625 on each outstanding paid-up Class B Preferred Share, payable on June 28, 2002 to shareholders of record at the close of business on May 24, 2002.

Premiums, premium equivalents and new deposits of $2,836 million for the quarter were down $230 million, or 8% below the comparable period in 2001. The majority of the year-over-year decline was due to a decrease of $264 million in segregated funds deposits as strong single premium deposits in the Company's Isle of Man subsidiary and Ireland in 2001 did not recur in the first quarter of this year. General fund premium revenue of $1,317 million for the quarter was down slightly from the prior year as strong growth in premiums in the United Kingdom and the United States was more than offset by reduced sales in Canada as a result of an industry-wide decline in first quarter RRSP sales. ASO premium equivalents and other deposits of $614 million for the first quarter increased $54 million over the comparable quarter in the prior year primarily in the group savings business in the Canadian Division.

Assets under administration were $66,523 million as at March 31, 2002, an increase of $3,724 million or 6% over the same date last year and an increase of $1,098 million over December 31, 2001. The increase was realized across all Divisions and was due to the strong new business sales over the past 12 months and some strengthening of foreign currencies against the Canadian dollar.

The Company's measure of capital adequacy for regulatory purposes, as quantified by its Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio, increased to 213% at quarter end following the issue of innovative Tier 1 capital in March.

The Company's concerted efforts to contain expenses are making a mark on the bottom line. The reduction in general expenses, which led to revisions in the assumptions used to calculate actuarial liabilities, contributed $4 million to net income.

As we continue to focus on building Canada Life consistently, responsibly and profitably, we will keep sharpening our efforts to improve customer care, to enhance financial performance and to increase shareholder value. This is in keeping with our corporate vision and commitment to excel as a world class financial services provider, delivering exceptional customer value and helping people – our owners, customers, employees, business partners, and members of the communities in which we operate – to achieve more through the excellence and integrity of our people.

Da Nield

David A. Nield
Chairman, President and Chief Executive Officer

(As reported on May 2, 2002)

This report provides management with the opportunity to discuss the financial performance and condition of the Company and, as such, may contain forward-looking statements about strategies and expected financial results. Statements that are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions constitute forward-looking statements. In addition, any statements that may be made concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about the future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. Such statements are not guarantees of future performance and the Company has no specific intentions to update those statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from those indicated in the forward-looking statements made by the Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition and changes in government regulations.

OUR CORE GOALS

To improve customer care
To enhance financial performance
To increase shareholder value

PROGRESS AGAINST TARGETS – FIRST QUARTER 2002 HIGHLIGHTS

Emphasizing financial performance

- 21% increase in common shareholders' net income for the three months ended March 31, 2002 over the same period last year. Had we continued to amortize goodwill in 2002, the increase in common shareholders' net income would have been 15%.
- The Company's focus on expense management resulted in a decrease in general expenses of $6 million to $183 million for the three months ended March 31, 2002 over the comparable period in the prior year.
- The Company announced Embedded Value of $5.45 billion at December 31, 2001, up from $5 billion at December 31, 2000.

Leveraging core protection

- Mortality and morbidity improved across most Divisions.
- 30% growth was experienced in group life and health premiums in the United States.
- 11% growth was experienced in group life and disability premiums in the United Kingdom.

Increasing wealth management focus

- Canada Life Securities Inc. (CLSI) was established on April 1, 2002 to serve the Company's group retirement and investment services clients in Canada. CLSI will execute mutual fund, pooled fund, GIC and company stock transactions for its trust-based clients. CLSI is a member of the Investment Dealers Association of Canada.
- Enhanced the breadth of product and service offerings in Wealth Management through the development of new products, continued process improvements and technology solutions in Canada.
- Strong sales growth continued in Germany as more than 1,800 policies were written in the first quarter of 2002 compared to slightly more than 4,000 policies written for the full year of 2001.
- We achieved a 53% increase over the same quarter last year in group payout annuity premiums in the United Kingdom and increased our market share of this business from 3.9% in 2000 to 5% at the end of 2001.

Enhancing Capital Management

- During the quarter, the Company established Canada Life Capital Trust (CLCT). CLCT issued $450 million of Canada Life Capital Securities (CLiCS). CLiCS provide the Company with low-cost funding that constitutes Tier 1 capital of the Company. The Company will use the net proceeds for general corporate purposes.

REVIEW OF OPERATING PERFORMANCE

Common shareholders' net income for the first quarter of 2002 was $120 million, up $21 million from the same quarter last year. **Earnings per common share** were $0.75 for the quarter, compared with $0.62 for the prior year. The **return on common shareholders' equity** for the 12 months ended March 31, 2002, excluding the September 11 provision set up last year, was 14%, up from the 13.7% for the 12 months ended December 31, 2001 and the 13.5% reported for the 12 months ended March 31, 2001.

The year-over-year increase of $21 million in common shareholders' net income and $23 million increase in net income was primarily the result of:

(in millions of Canadian dollars)	Variance to prior year First Quarter
Improved mortality and morbidity experience	$ 15
General expense reductions	4
Goodwill amortization	6
Other	(2)
Increase in net income	**$ 23**
Preferred share dividends	2
Increase in common shareholders' net income	**$ 21**

The increase in **net income** was primarily a result of improved mortality and morbidity experience over the experience in 2001. Net income was also favourably impacted by reduced general expenses, which resulted in revisions to the assumptions used in calculating actuarial liabilities. In addition to these positive impacts, net income was $6 million higher in the first quarter of 2002 compared to the same period last year as a result of ceasing to amortize goodwill upon the required adoption of new accounting recommendations at the start of this year. For further information on these recommendations see note 1(b) to the Consolidated Financial Statements. The adoption of the new Standards of Practice for the Valuation of Policy Liabilities of Life Insurers by the Company in the fourth quarter of 2001 has reduced the impact of global stock market volatility on net income.

Premiums, premium equivalents and new deposits of $2,836 million for the quarter were down $230 million, or 8% over the comparable period in 2001. Segregated funds deposits of $905 million for the first quarter decreased by $264 million from 2001, primarily due to significant single premium deposits in the Company's Isle of Man subsidiary and Ireland in 2001 that did not reoccur in 2002. Single premium business, which is booked as received and does not always occur evenly over the course of the year, can distort comparatives. General fund premium revenue of $1,317 million for the quarter was down only slightly from the prior year despite an industry-wide decline in RRSP sales in Canada which impacted the sales of our savings products. These decreases were partially offset by strong group annuity sales in the United Kingdom and a 30% growth in group life and health premiums and higher individual fixed annuity premiums in the United States. ASO premium equivalents and other deposits of $614 million for the first quarter increased $54 million over the comparable quarter in the prior year primarily in the group savings business in the Canadian Division.

Assets under administration were $66,523 million as at March 31, 2002, an increase of $3,724 million or 6% over the same date last year. General fund assets of $34,849 million at March 31, 2002 increased by $1,356 million from March 31, 2001 as a result of business growth over the last year and the strengthening of the British pound against the Canadian dollar. Segregated funds assets of $23,005 million at March 31, 2002 were up $1,901 million from the same date last year.

Capital Management - During the quarter the Company completed a $450 million issue of innovative Tier 1 capital (CLiCS), which strengthened our capital position. The issue of CLiCS has increased the Company's debt and preferred share capital to total capital ratio to our target of 25%, up from 15% in the first quarter of 2001. The CLiCS provide the Company with a low-cost source of financing. This new capital, together with growth in retained earnings, offset by increases in required capital resulting from normal business growth, increased the Company's measure of capital adequacy for regulatory purposes, as quantified by its MCCSR ratio, to 213%, up from 190% at the same date last year, and 191% at December 31, 2001.

PERFORMANCE BY BUSINESS SEGMENT

Financial Performance by Operating Division

For the three months ended March 31, 2002 *(in millions of Canadian dollars)*	Canada	United Kingdom	United States	Republic of Ireland	International and Reinsurance	Corporate	Total
Net Income [1]	**$ 45**	**$ 32**	**$ 27**	**$ 10**	**$ 6**	**$ 2**	**$ 122**
Premiums, premium equivalents and new deposits							
General fund premiums	**$ 456**	**$ 287**	**$ 457**	**$ 34**	**$ 83**	**$ —**	**$ 1,317**
Segregated funds deposits	**427**	**275**	**38**	**165**	**—**	**—**	**905**
ASO premium equivalents and other deposits	**600**	**14**	**—**	**—**	**—**	**—**	**614**
	$ 1,483	**$ 576**	**$ 495**	**$ 199**	**$ 83**	**$ —**	**$ 2,836**
Assets under administration							
General fund	**$ 13,996**	**$ 7,427**	**$ 11,082**	**$ 910**	**$ 984**	**$ 450**	**$ 34,849**
Segregated funds	**8,288**	**11,108**	**823**	**2,782**	**4**	**—**	**23,005**
Other assets	**8,032**	**621**	**—**	**—**	**16**	**—**	**8,669**
	$ 30,316	**$ 19,156**	**$ 11,905**	**$ 3,692**	**$ 1,004**	**$ 450**	**$ 66,523**
For the three months ended March 31, 2001							
Net income	$ 33	$ 26	$ 23	$ 10	$ 5	$ 2	$ 99
Premiums, premium equivalents and new deposits							
General fund premiums	$ 520	$ 216	$ 408	$ 111	$ 82	$ —	$ 1,337
Segregated funds deposits	436	528	11	194	—	—	1,169
ASO premium equivalents and other deposits	538	22	—	—	—	—	560
	$ 1,494	$ 766	$ 419	$ 305	$ 82	$ —	$ 3,066
Assets under administration							
General fund	$ 14,015	$ 6,852	$ 10,496	$ 1,324	$ 806	$ —	$ 33,493
Segregated funds	7,718	10,618	794	1,970	4	—	21,104
Other assets	7,570	632	—	—	—	—	8,202
	$ 29,303	$ 18,102	$ 11,290	$ 3,294	$ 810	$ —	$ 62,799

[1] *Net income before preferred share dividends of $2 million.*

Canadian Division

Net Income of $45 million for the first quarter grew by $12 million or 36% over the same quarter in 2001. The strong growth in core operating earnings resulted from favourable morbidity experience and improved operating efficiencies. The expense management program has contributed to improved results in all lines of business. General expenses were down by $3 million or 4% from 2001 and expense efficiencies contributed to a $3 million reduction in the change in actuarial liabilities.

Despite an industry-wide decline in RRSP investments and fewer large group wealth management cases coming to the market in the first quarter of 2002, **premiums, premium equivalents and new deposits** of $1,483 million in the first quarter of 2002 were only slightly below the same period in 2001. General fund premiums of $456 million were $64 million lower than 2001. Segregated funds premium deposits of $427 million were down $9 million or 2% from prior year. Growth in other assets under administration and strong growth in the ASO business contributed to a $62 million increase in other deposits and ASO premium equivalents.

Assets under administration grew to $30,316 million, up $1,013 million or 3% compared to the same date last year. Total general fund assets remained relatively flat at $13,996 million while segregated funds assets increased by $570 million to $8,288 million compared to the first quarter in 2001, consistent with the improvement in stock markets. Other assets under administration of $8,032 million grew by $462 million over the same quarter in 2001 primarily due to growth in the value of the group savings business acquired in December 2000.

Outlook - We continue to expand our product offerings and product diversification to meet a broad range of customer needs. The establishment of Canada Life Securities Inc., is an example of our commitment to service better our group retirement and investment services clients. Equally important is our focus on expanding distribution capabilities as well as further developing existing channels to encourage top line growth. The direct affinity marketing operation acquired in the fourth quarter of 2001 has expanded our distribution capabilities and is expected to make a positive contribution to net income in 2002. We are also realigning our wealth management and group sales and distribution model with the way our clients do business, to meet their changing needs better. Among the changes, clients now have access to a cross-functional team of product and service specialists and we are launching a virtual office concept for the sales and service force to extend market reach, reduce real estate costs and enhance client relationships.

Overall, our continued focus in Canada is on enhancing customer satisfaction and sustained profitable growth through our commitment to process improvement, innovative technology and system replacement solutions, and business excellence.

United Kingdom Division

Net Income of $32 million for the first quarter increased by $6 million or 23% from the same period in the prior year. This increase was attributed to stronger net income from the wealth management business partially offset by decreases in both the individual and group protection businesses. Wealth management net income increased as a result of higher fee income derived from management of the Division's segregated funds assets as well as a $3 million reduction in general expenses. The Division experienced improved mortality experience in group life and improved morbidity experience in individual health insurance. These were partially offset by poorer morbidity experience in group health insurance. Other expenses have also decreased by $6 million in the first quarter of 2002 compared to the prior year due primarily to goodwill which is no longer amortized under the new accounting recommendations adopted January 1, 2002.

Premiums and deposits of $576 million fell $190 million over the same quarter last year. General fund premiums of $287 million for the first quarter increased by $71 million from the same quarter last year mainly due to strong group annuity sales. Segregated funds deposits of $275 million were $253 million or 48% lower than the first quarter last year as a result of lower single premium deposits in the Company's Isle of Man subsidiary. This subsidiary's single premium sales last year benefited from the inclusion of a particularly large case in excess of $400 million, 45% or $185 million of which was included in the first quarter. As well, the lacklustre United Kingdom equity markets have impacted sales.

Assets under administration rose by $1,054 million to $19,156 million. Total general fund assets of $7,427 million at the end of the first quarter increased $575 million from the same date last year, due to strong group annuity sales for the last 12 months and the strengthening of the British pound against the Canadian dollar. Segregated funds assets of $11,108 million at March 31, 2002 were up $490 million from the same date last year, as a result of the strong growth in net premium deposits in the 12 months despite the year-over-year drop in the stock markets. The U.K. FTSE 100 at quarter end had dropped by 6.4% since the end of the first quarter of 2001 but increased by 1% since December 31, 2001.

Outlook - The first quarter saw a 53% increase in group payout annuity premiums and an 11% increase in premiums from group life and disability income protection insurance from the same period in the prior year. As a result, our market shares are estimated to have continued to increase from those of 11.5% for group life and 6.6% for group health as at December 31, 2001. Based on latest available market statistics as at December 31, 2001 our share of the group payout annuity market increased in 2001 by 1.1 percentage points to 5% and we expect to exceed this at the end of the first quarter.

We remain on track to deliver a more efficient infrastructure for our individual policy processing in the second half of 2002 as we continue our strategic projects to upgrade information systems. Our outlook for sales of wealth management products is favourable.

United States Division

Net Income of $27 million for the first quarter increased by $4 million or 17% from the first quarter of 2001. This increase was attributable to better expense efficiencies in variable annuities and favourable investment returns in the group annuity line, partially offset by modest individual life experience losses. The remaining increase in shareholders' net income was due to the strengthening of the U.S. dollar against the Canadian dollar.

Premiums and deposits of $495 million for the first quarter were up $76 million or 18% from the same period last year. General fund premiums of $457 million increased by $49 million or 12% over the first quarter of 2001. This increase was primarily a result of 30% growth in group life and health premiums and an increase of individual fixed annuity premiums over comparatively low levels in the first quarter last year. The remaining increase was due to the strengthening of the U.S. dollar relative to the Canadian dollar. Segregated funds deposits of $38 million increased by $27 million or 245% from the first quarter in 2001 due to enhanced variable annuity fund investment offerings.

Assets under administration grew to $11,905 million, up $615 million from the same date last year. Total general fund assets of $11,082 million at March 31, 2002 increased by $586 million from the first quarter last year, primarily due to general business growth. Segregated funds assets of $823 million were up $29 million from the first quarter of 2001, reflecting increased sales.

Outlook - Our focus in the United States continues to be on distribution expansion while concentrating on profitable growth. We will continue to increase our group sales production capacity, but at a lower rate than 2001 and 2000. In individual protection, we will continue to build up the infrastructure to support our marketing efforts in the variable universal life market. During the quarter several re-pricing initiatives were implemented to address areas where claims losses exceeded expectations during 2001.

Irish Division

Net Income of $10 million for the first quarter of 2002 was consistent with the same period last year. Group mortality experience was significantly better in the current quarter as a result of non-renewal of a large group scheme. This was partially offset by higher expenses in the quarter compared to the first quarter of 2001.

Premiums and new deposits of $199 million for the first quarter of 2002 were down by $106 million from the same quarter last year. This is due to a decline in segregated funds single premium deposits largely as a result of the investment and economic climate. Sales of these products had been particularly high in the first quarter of 2001. Our operation in Germany performed well in the quarter. Sales in the first quarter of 2002 continued to grow with over 1,800 policies written compared to 4,161 policies written for the full year of 2001.

The Company has been a leader in the Irish market place with its 'Unitized with Profit Fund' for some years. In prior years, this business was included in the Company's general fund. With the new actuarial standards introduced in 2001, this business was reclassified from the general fund to segregated fund business. The transfer of this business has no impact on net income, but changes year-over-year comparability of general and segregated funds premiums and assets as prior periods have not been restated. The 'Unitized with Profit' premiums included in the segregated funds deposits in this quarter were $58 million compared to $67 million included in the general fund premiums in 2001.

Assets under administration grew to $3,692 million, up $398 million from the same date last year. This was due to strong revenue growth, partially offset by weak stock markets. The split of general fund assets and segregated assets has changed from the first quarter 2001 due to the treatment of the 'Unitized with Profit' business discussed above.

Outlook - Pensions is a rapidly growing market and an area where we have grown more quickly than our competitors. We will continue to focus on this area for future growth. New government regulations are likely to extend this market further with the development of a new type of product called the Personal Retirement Savings Account. We will use this opportunity to enhance our existing product line to achieve desired market place growth.

We are also focusing on growth in the German market place where we have had significant success to date. We intend to further improve on this by continuously increasing the number of supporting brokers, working with key distributors and expanding our product range.

International and Reinsurance Division

Net Income of $6 million for the first quarter increased by $1 million or 20% from the comparable period in the prior year. This increase was due to positive mortality experience in life reinsurance and overall positive experience in the Caribbean region.

Premiums and deposits of $83 million for the first quarter were up $1 million from the prior year. The increase was due to growth in the life reinsurance line of business partially offset by a decrease in Brazil due to a temporary market slow down caused by uncertainty surrounding legislation governing group saving products.

Assets under administration of $1,004 million increased $194 million or 24% over the same date last year due to general growth in business and a higher allocation of capital to this division.

Outlook - During the remainder of 2002, we will focus on growing our life reinsurance and certain international businesses. In our Brazilian subsidiary, growth in premium income from group savings and group insurance is expected to be significant in the second half of 2002. The finalization of new legislation governing corporate sponsored pension plans, and legislation for tax-assisted savings and life insurance for individuals (known as VGBL) will be drivers for growth. While we are targeting to increase net income in Brazil, a critical mass of business sufficient to adequately cover fixed expenses will be required before a break-even result is achieved. Our Puerto Rico subsidiary will continue to pursue new opportunities in the small to medium-sized group insurance marketplace, leveraging our local business presence.

As indicated last quarter, we have withdrawn from the accident and health reinsurance market. Our reinsurance operations will focus on expanding our client base and increasing our life reinsurance market share in the United States, and continue to pursue new business opportunities through Canada Life International Re Ltd.

Consolidated Statements of Net Income – Unaudited

For the three months ended March 31 *(in millions of Canadian dollars, except per share amounts)*	**2002**	2001
REVENUES		
Premiums		
Participating insurance and annuities	**$ 229**	$ 235
Non-participating:		
Annuities	**463**	532
Individual life and health insurance	**129**	135
Group life and health insurance	**449**	395
Reinsurance	**47**	40
	1,317	1,337
Net investment income	**580**	532
Fee and other income	**141**	113
	2,038	1,982
EXPENDITURES		
Payments to policyholders and beneficiaries		
Life, health and general benefits	**486**	469
Annuity payments	**331**	305
Maturities, surrender payments and other	**351**	457
Participating policyholder dividends	**75**	77
	1,243	1,308
Increase in actuarial liabilities	**283**	203
Commissions	**117**	120
General expenses	**183**	189
Premium and other taxes	**17**	17
Interest expense	**11**	10
Goodwill expense *(note 1(b))*	**—**	6
	1,854	1,853
Net income before income taxes	**184**	129
Income taxes	**59**	35
Net income before participating policyholders' net income (loss)	**125**	94
Participating policyholders' net income (loss)	**3**	(5)
Net income	**122**	99
Preferred share dividends	**2**	—
Common shareholders' net income	**$ 120**	$ 99
Average number of common shares outstanding		
Basic	**160.4**	160.4
Diluted	**160.6**	160.5
Earnings per common share		
Basic	**$ 0.75**	$ 0.62
Diluted	**$ 0.75**	$ 0.62

(see accompanying notes)

Consolidated Balance Sheets – Unaudited

(in millions of Canadian dollars)	As at March 31 2002	December 31 2001	March 31 2001
ASSETS			
General fund			
Invested assets			
Bonds	**$ 19,516**	$ 19,046	$ 18,296
Mortgages	**7,900**	7,996	7,766
Common and preferred stocks	**1,935**	2,475	2,267
Real estate	**922**	941	857
Policy loans	**1,076**	1,070	1,053
Short-term investments	**118**	149	74
Cash and cash equivalents	**964**	993	932
Other	**760**	775	621
Total invested assets	**33,191**	33,445	31,866
Premiums receivable	**193**	123	169
Investment income due and accrued	**418**	369	442
Goodwill *(note 1(b))*	**137**	137	145
Other assets	**910**	877	871
Total general fund	**$ 34,849**	$ 34,951	$ 33,493
Segregated funds	**$ 23,005**	$ 22,090	$ 21,104
LIABILITIES AND EQUITY			
General fund			
Policy liabilities			
Actuarial liabilities	**$ 26,650**	$ 27,169	$ 26,127
Benefits payable and provision for unreported claims	**667**	645	519
Policyholders' amounts left on deposit	**430**	426	423
Provision for future policyholder dividends and experience rating refunds	**373**	372	346
Total policy liabilities	**28,120**	28,612	27,415
Net deferred gains	**1,453**	1,491	1,538
Other liabilities	**786**	875	922
	30,359	30,978	29,875
Subordinated debentures	**550**	550	550
Non-controlling interest in subsidiary *(note 2)*	**450**	—	—
EQUITY			
Participating policyholders' equity	**42**	40	39
Shareholders' equity			
Preferred shares *(note 3)*	**145**	145	—
Common shares	**317**	317	317
Retained earnings	**2,986**	2,921	2,712
	3,490	3,423	3,068
Total general fund	**$ 34,849**	$ 34,951	$ 33,493
Segregated funds	**$ 23,005**	$ 22,090	$ 21,104

(see accompanying notes)

Consolidated Statements of Equity – Unaudited

For the three months ended March 31 *(in millions of Canadian dollars)*		2002		2001
PARTICIPATING POLICYHOLDERS' EQUITY				
Balance, beginning of period	$	**41**	$	45
Participating policyholders' net income (loss)		**3**		(5)
Balance, end of period		**44**		40
Currency translation				
Balance, beginning of period		**(1)**		(1)
Change for the period		**(1)**		—
Balance, end of period		**(2)**		(1)
Total participating policyholders' equity	$	**42**	$	39
SHAREHOLDERS' EQUITY				
Share capital				
Preferred shares				
Balance, beginning and end of period	$	**145**	$	—
Common shares				
Balance, beginning and end of period	$	**317**	$	317
Retained earnings				
Balance, beginning of period	$	**2,910**	$	2,652
Shareholders' net income		**122**		99
Dividends paid to preferred shareholders		**(2)**		—
Dividends paid to common shareholders		**(24)**		(21)
Issuance costs *(note 2)*		**(5)**		—
Balance, end of period		**3,001**		2,730
Currency translation account				
Balance, beginning of period		**11**		(77)
Change for the period		**(26)**		59
Balance, end of period		**(15)**		(18)
Total retained earnings	$	**2,986**	$	2,712
Total equity	$	**3,490**	$	3,068

(see accompanying notes)

Consolidated Statements of Cash Flows – Unaudited

For the three months ended March 31 *(in millions of Canadian dollars)*		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	**$**	**125**	$	94
Items not affecting cash and cash equivalents				
Increase in actuarial liabilities and other policy liabilities		**295**		218
Amortization of net deferred gains and amortization of net discounts on bonds and mortgages		**(64)**		(50)
Other, including future income taxes		**12**		32
		368		294
Net change in other operating assets and liabilities				
Other assets		**(175)**		(15)
Other liabilities		**(81)**		(59)
		(256)		(74)
Increase due to operating activities		**112**		220
CASH FLOWS FROM INVESTING ACTIVITIES				
Sales, maturities and scheduled redemptions of:				
Bonds		**2,789**		2,565
Mortgages		**583**		579
Common and preferred stocks		**126**		105
Real estate		**12**		10
Other investments		**23**		34
Purchases and issues of:				
Bonds		**(3,486)**		(2,864)
Mortgages		**(497)**		(592)
Common and preferred stocks		**(105)**		(364)
Real estate		**(4)**		(9)
Other investments		**(18)**		(60)
Short-term investments		**30**		300
Policy loans		**(7)**		(34)
Decrease due to investing activities		**(554)**		(330)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of Canada Life Capital Securities, net *(note 2)*		**445**		—
Dividends paid to shareholders		**(26)**		(21)
Increase (decrease) due to financing activities		**419**		(21)
Effect of changes in exchange rates on cash and cash equivalents		**(6)**		12
Net decrease in cash and cash equivalents for the period		**(29)**		(119)
Cash and cash equivalents, beginning of period		**993**		1,051
Cash and cash equivalents, end of period	**$**	**964**	$	932
Supplementary disclosure of cash flow information:				
Interest paid on subordinated debentures and other liabilities	**$**	**11**	$	10
Income taxes paid, net of refunds	**$**	**3**	$	30

(see accompanying notes)

Consolidated Statements of Changes in Segregated Funds – Unaudited

For the three months ended March 31 *(in millions of Canadian dollars)*		**2002**		2001
ADDITIONS TO SEGREGATED FUNDS				
Premium deposits and transfers from the general fund	**$**	**905**	$	1,169
Net investment income		**93**		91
Net increase (decrease) in fair value of investments		**204**		(1,736)
		1,202		(476)
DEDUCTIONS FROM SEGREGATED FUNDS				
Withdrawls, benefit payments and transfers to the general fund		**538**		649
Operating expenses		**106**		95
Tax recovery		**(5)**		(61)
Currency translation adjustment		**(352)**		120
		287		803
Net additions (deductions) to segregated funds for the period		**915**		(1,279)
Segregated funds, beginning of period		**22,090**		22,383
Segregated funds, end of period	**$**	**23,005**	$	21,104

(see accompanying notes)

Consolidated Statements of Segregated Funds Net Assets – Unaudited

						As at
(in millions of Canadian dollars)		**March 31 2002**		December 31 2001		March 31 2001
Bonds	**$**	**2,305**	$	2,219	$	2,555
Mortgages		**8**		8		8
Common and preferred stocks		**18,794**		17,769		16,909
Real estate		**756**		788		745
Cash and short-term investments		**1,397**		1,536		1,177
Investment income due and accrued		**50**		20		60
Tax liability		**(56)**		(61)		(15)
Due to brokers and others		**(249)**		(189)		(335)
	$	**23,005**	$	22,090	$	21,104

(see accompanying notes)

Notes to the Consolidated Financial Statements – Unaudited
For the three months ended March 31, 2002

1. ACCOUNTING POLICIES

These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001, as set out in the 2001 Annual Report. The significant accounting policies followed in the preparation of these interim Consolidated Financial Statements are consistent with those found in the 2001 Annual Report except as described below.

(a) Stock-based Compensation

Effective January 1, 2002 the Company adopted the Canadian Institute of Chartered Accountants' (CICA) new recommendations for Stock-Based Compensation, which allow for the use of either the fair value based or intrinsic value based methods to account for certain stock-based compensation agreements. The Company has adopted these recommendations retroactively without restatement of prior periods as the restatements are immaterial to the Consolidated Financial Statements. The Company uses the intrinsic value based method of accounting for such awards; consequently no compensation expense is recognized for stock options as the exercise price is equivalent to the closing market price of the Company's shares on the Toronto Stock Exchange the day prior to the option grant date. Had the Company used the fair value method to measure compensation, the shareholders' net income, earnings per share and diluted earnings per share for the three months ended March 31, 2002 would have been $118 million ($98 for 2001), $0.74 ($0.61 for 2001) and $0.74 ($0.61 for 2001) respectively.

At the discretion of the Board, options may be awarded with Stock Appreciation Rights ("SARs") granted in tandem. The SARs have the same vesting, expiry and exercise terms and conditions as the options. The SARs give the option-holder the choice to either exercise the option or forfeit the option and receive a cash payment equal to the difference between the market value of the shares on the date of exercise and the exercise price. CLF recognizes compensation expense for those options that have been awarded with SARs in tandem based on the excess of the market value over the exercise price. The Company expects the SARs to be settled in cash and therefore accrues compensation expense on SARs over the vesting period equal to the excess of quoted market price at the balance sheet date over the exercise price. Total compensation expense, included in general expenses on the Consolidated Statements of Net Income, for the three months ended March 31, 2002 and 2001 was immaterial.

(b) Business Combinations, Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted prospectively, the new recommendations for Goodwill and Other Intangible Assets issued by the CICA. Under the new recommendations, all goodwill and intangible assets with indefinite lives ceased to be amortized to net income. Goodwill and intangible assets with indefinite lives are subject to a periodic impairment review to test whether the fair value remains greater than, or equal to, book value. Any excess of book value over fair value is charged to general expenses on the Consolidated Statements of Net Income in the period in which the impairment has been determined. The Company has completed its impairment testing on the goodwill balance as at December 31, 2001 and determined that goodwill is not impaired.

Amortization of goodwill for the three months ended March 31, 2001 was $6 million. Adoption of this standard has resulted in a $6 million decrease in expenses as goodwill was not amortized in the first quarter of 2002. Excluding the goodwill expense, the net income for the three months ended March 31, 2001 would have been $105 million, resulting in an increase in both basic and diluted earnings per share of $0.04.

Notes to the Consolidated Financial Statements – Unaudited

2. NON-CONTROLLING INTEREST IN SUBSIDIARY

On March 14, 2002, Canada Life Capital Trust (CLCT), a trust established under the laws of Ontario by The Canada Trust Company and administered by The Canada Life Assurance Company (CLA), issued $450 million of non-voting Canada Life Capital Securities (CLiCS). CLCT issued $300 million of non-voting CLiCS – Series A and $150 million of non-voting CLiCS – Series B which qualify as Tier 1 capital for Canadian regulatory purposes. Holders of the CLiCS - Series A and CLiCS - Series B will be entitled to receive semi-annual, non-cumulative fixed cash distributions of $33.395 and $37.645 per $1,000 of CLiCS respectively, representing respective annual yields of 6.679% and 7.529% of the one thousand dollars initial issue price, payable out of CLCT's net distributable funds. Subject to regulatory approval, CLCT may redeem any series of CLiCS, in whole or in part, at any time on or after June 30, 2007, and in certain limited circumstances, may also redeem all but not less than all of the CLiCS prior to June 30, 2007. The holders of the CLiCS will have the right at any time to surrender each one thousand dollars face amount of CLiCS and to receive from CLCT in exchange, in the case of CLiCS - Series A, 40 newly issued CLA Class A Shares Series 2, or in the case of CLiCS - Series B, 40 newly issued CLA Class A Shares Series 4, subject to compliance with the declaration of trust governing CLCT.

Pursuant to the share exchange agreement, the Company and CLA agreed that if CLCT fails to pay on any regular distribution date the required cash distributions on the CLiCS in full, CLA will not pay dividends on its public preferred shares. If there are no public preferred shares of CLA outstanding, the Company will not pay dividends on any of its preferred and common shares. As at March 31, 2002, CLA did not have any public preferred shares outstanding. In each case, the ability to restart distributions on the CLiCS and dividend payments to the public depends on the resumption of dividend payments on the CLA Class A Shares Series 1.

In addition, as long as any CLiCS are outstanding, and provided that CLA does not have outstanding public preferred shares the Company will not declare or pay dividends on outstanding preferred and common shares unless CLA has declared and paid a dividend on the CLA Class A Shares Series 1.

The non-controlling interest in subsidiary on the Consolidated Balance Sheet consists of $450 million in CLiCS issued by CLCT. On the Consolidated Statement of Net Income, non-controlling interest, net of income taxes for March 31, 2002 is immaterial.

3. SHARE CAPITAL

(a) Authorized:

(I) Preferred shares

There is an unlimited number of non-voting authorized preferred shares without nominal or par value, issuable in series. The by-law authorizes the Board, prior to the issue of any series of preferred shares, to fix the number of shares in, and to designate the rights, privileges, restrictions and conditions of each series, subject to the provisions of the Company's by-laws and the Insurance Companies Act, Canada.

(II) Common shares

There is an unlimited number of authorized voting common shares.

(b) Issued and outstanding:

As at March 31 *(in millions)*	**2002** Number of shares		**2002** Share value	2001 Number of shares		2001 Share Value
Preferred shares						
Balance, beginning and end of period	**6.0**	**$**	**145**	—	$	—
Common shares						
Balance, beginning and end of period	**160.4**	**$**	**317**	160.4	$	317

Notes to the Consolidated Financial Statements – Unaudited

4. SEGMENTED INFORMATION

The Company is a diversified international life insurance enterprise offering a wide range of protection and wealth management products to individuals and groups, through operating divisions in Canada, the United Kingdom, the United States, the Republic of Ireland, and an International and Reinsurance Division. In addition, there is a corporate group that manages invested assets and provides certain administrative services for each division and is responsible for capital management.

For the three months ended March 31 *(in millions of Canadian dollars)*	Canadian Division	United Kingdom Division	United States Division	Irish Division	International and Reinsurance Division	Corporate Division	Total
2002							
GENERAL FUND							
Revenues							
Premiums	$ 456	$ 287	$ 457	$ 34	$ 83	$ —	$ 1,317
Net investment income	238	123	180	12	15	12	580
Fee and other income	48	58	4	30	1	—	141
	742	468	641	76	99	12	2,038
Expenditures							
Payment to policyholders and beneficiaries	505	209	449	17	63	—	1,243
Increase in actuarial liabilities	34	159	73	15	2	—	283
General expenses, commissions, premium and other taxes and interest expense	131	57	72	31	26	11	328
	670	425	594	63	91	11	1,854
Net income before income tax	72	43	47	13	8	1	184
Income taxes (recovery)	27	11	17	3	2	(1)	59
Net income before participating policyholders' net income	45	32	30	10	6	2	125
Participating policyholders' net income	—	—	3	—	—	—	3
Net income	$ 45	$ 32	$ 27	$ 10	$ 6	$ 2	$ 122
Total assets	$ 13,996	$ 7,427	$ 11,082	$ 910	$ 984	$ 450	$ 34,849
SEGREGATED FUNDS							
Premium deposits	$ 427	$ 275	$ 38	$ 165	$ —	$ —	$ 905
Total assets	$ 8,288	$ 11,108	$ 823	$ 2,782	$ 4	$ —	$ 23,005
2001							
GENERAL FUND							
Revenues							
Premiums	$ 520	$ 216	$ 408	$ 111	$ 82	$ —	$ 1,337
Net investment income	228	89	172	17	15	11	532
Fee and other income	42	52	4	14	1	—	113
	790	357	584	142	98	11	1,982
Expenditures							
Payment to policyholders and beneficiaries	549	232	433	37	57	—	1,308
Increase in actuarial liabilities	53	26	56	58	10	—	203
General expenses, commissions, premium and other taxes, interest expense and goodwill	135	69	72	34	24	8	342
	737	327	561	129	91	8	1,853
Net income before income tax	53	30	23	13	7	3	129
Income taxes	20	4	5	3	2	1	35
Net income before participating policyholders' net loss	33	26	18	10	5	2	94
Participating policyholders' net loss	—	—	(5)	—	—	—	(5)
Net income	$ 33	$ 26	$ 23	$ 10	$ 5	$ 2	$ 99
Total assets	$ 14,015	$ 6,852	$ 10,496	$ 1,324	$ 806	$ —	$ 33,493
SEGREGATED FUNDS							
Premium deposits	$ 436	$ 528	$ 11	$ 194	$ —	$ —	$ 1,169
Total assets	$ 7,718	$ 10,618	$ 794	$ 1,970	$ 4	$ —	$ 21,104

Notes to the Consolidated Financial Statements – Unaudited

5. COMPARATIVE FIGURES

The 2001 comparative figures have been reclassified to conform to presentation changes adopted in 2002.

Supplementary Financial and Other Information – Unaudited

As at and for the three months ended *(in millions of Canadian dollars except per share and percentage amounts)*	**March 31 2002**	December 31 2001	September 30 2001	June 30 2001	March 31 2001
PERFORMANCE MEASURES					
Common shareholders' net income	**$ 120**	$ 38	$ 91	$ 114	$ 99
Earnings per common share - basic and diluted	**$ 0.75**	$ 0.23	$ 0.57	$ 0.71	$ 0.62
Return on common shareholders' equity - last 12 months	**11.5%**	11.1%	13.2%	14.0%	13.5%
Return on common shareholders' equity - annualized	**14.6%**	4.6%	11.7%	15.0%	13.4%
Book value per common share	**$ 20.59**	$ 20.19	$ 20.10	$ 18.79	$ 18.88
PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS					
General fund premiums	**$ 1,317**	$ 1,372	$ 1,335	$ 1,314	$ 1,337
Segregated funds deposits	**905**	838	917	904	1,169
ASO premium equivalents and other deposits	**614**	505	499	479	560
	$ 2,836	$ 2,715	$ 2,751	$ 2,697	$ 3,066
ASSETS UNDER ADMINISTRATION					
General fund	**$ 34,849**	$ 34,951	$ 34,326	$ 33,032	$ 33,493
Segregated funds	**23,005**	22,090	20,093	21,105	21,104
	57,854	57,041	54,419	54,137	54,597
Other assets	**8,669**	8,384	8,187	8,303	8,202
	$ 66,523	$ 65,425	$ 62,606	$ 62,440	$ 62,799
CAPITALIZATION					
Subordinated debentures	**$ 550**	$ 550	$ 550	$ 550	$ 550
Canada Life Capital Securities	**450**	—	—	—	—
Participating policyholders' equity	**42**	40	34	29	39
Share capital					
Preferred shares	**145**	145	—	—	—
Common shares	**317**	317	317	317	317
Retained earnings	**2,986**	2,921	2,907	2,697	2,712
Total equity	**$ 3,490**	$ 3,423	$ 3,258	$ 3,043	$ 3,068
MCCSR ratio	**213%**	191%	184%	184%	190%
Debt and preferred share capital to total capital ratio	**25.6%**	17.6%	14.4%	15.3%	15.2%
STOCK PERFORMANCE					
"CL" - Toronto Stock Exchange					
High	**$ 44.64**	$ 47.00	$ 47.91	$ 47.50	$ 44.50
Low	**$ 37.50**	$ 39.10	$ 38.10	$ 39.75	$ 38.00
Close	**$ 40.00**	$ 44.28	$ 44.85	$ 44.00	$ 43.00
"CLU" - New York Stock Exchange (U.S. Dollars)					
High	**$ 27.83**	$ 29.98	$ 31.26	$ 30.15	$ 29.02
Low	**$ 23.73**	$ 24.98	$ 24.85	$ 25.36	$ 25.14
Close	**$ 25.15**	$ 27.75	$ 28.38	$ 29.18	$ 27.18

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Information

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company, founded in 1847, and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". Canada Life Financial Corporation has total consolidated assets under administration in excess of $66 billion. Headquartered in Toronto, Canada, the Company operates principally in Canada, the United States, the Republic of Ireland, the United Kingdom, and in numerous other countries.

CORPORATE ADDRESS
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario, Canada M5G 1R8
Phone: 416-597-1456
Website: www.canadalife.com

INVESTOR RELATIONS
Brian Lynch
Vice-President Investor Relations
330 University Avenue
Toronto, Ontario, Canada M5G 1R8
Phone: 416-597-1440 (ext. 6693) or
416-204-2381
E-mail:
investor_relations@canadalife.com

CORPORATE COMMUNICATIONS
Ardyth Percy-Robb
Corporate Communications
Vice-President
330 University Avenue
Toronto, Ontario, Canada M5G 1R8
Phone: 416-597-1440 (ext. 6104)
E-mail: info@canadalife.com

Shareholder Information

Canada Life Financial Corporation hosts a First Quarter Earnings Results Conference Call at 2:30 p.m. May 2, 2002, Toronto time. Members of the media are welcome to audit the call. In Toronto, the number is 416-695-5806. Toll free, North America, the number is 800-273-9672. Participants are asked to provide their name, location and organization to the operator. A playback of this call is available after 5:00 p.m. May 2, 2002, Toronto time until midnight, Toronto time on May 9, 2002 at 416-695-5800 (Passcode 1140064) or toll free in North America at 800-408-3053 (Passcode 1140064).

The call is also made available to listeners live over the internet through Canada Life's website.
Go to www.canadalife.com /investor and click on "Presentations". This Web cast is archived and available on the Web site.

Shareholder Services

Any inquiries regarding change of address, shareholder dividends, change in registration of shares, or any other shareholder administration issues should be directed to our transfer agent.

Transfer Agent

CANADA
Computershare Trust Company of Canada
100 University Ave.
9th Floor
Toronto, Ontario M5J 2Y1
Phone: 1-888-284-9137
E-mail:
canadalife@computershare.com

UNITED KINGDOM
Computershare Investor Services PLC
The Pavilions, Bridgwater Road,
Bristol, England BS99 7NH
Phone: 0870-702-0164
E-mail:
canadalife@computershare.com

UNITED STATES
Computershare Investor Services, LLC
P.O. Box A3504
Chicago, Illinois
60690-3504
Phone: 1-888-284-9137
E-mail:
webqueries@computershare.com

REPUBLIC OF IRELAND
Computershare Investor Services (Ireland) Ltd.
Heron House, Corrig Road,
Sandy Ford Industrial Estates, Dublin 18
Phone: 01-216-3100
E-mail:
canadalife@computershare.com

Canada Life™

This report was printed using a waterless printing press at an ISO 14001 certified printer. A waterless press involves fewer chemicals, generates approximately 5% less paper waste and requires less energy than conventional presses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED in the City of Toronto, Province of Ontario this 2nd day of May, 2002.

CANADA LIFE FINANCIAL CORPORATION

By: ______________________________
Corporate Secretary & Chief Compliance Officer